UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35107

APOLLO GLOBAL MANAGEMENT, INC.

(Exact name of registrant as specified in its charter)

9 West 57th Street, 43rd Floor

New York, New York 10019

(212) 515-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A shares representing limited liability company interests of Apollo Global Management, LLC

6.375% Series A preferred shares of Apollo Global Management, LLC

6.375% Series B preferred shares of Apollo Global Management, LLC

(Title of each class of securities covered by this Form)

Class A common stock, par value $0.00001 per share, of Apollo Global Management, Inc.

6.375% Series A preferred stock, par value of $0.00001 per share and having a liquidation preference of $25.00 per share, of Apollo Global Management, Inc.

6.375% Series B preferred stock, par value of $0.00001 per share and having a liquidation preference of $25.00 per share, of Apollo Global Management, Inc.

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Explanatory Note: Effective at 12:01 a.m. (Eastern Time) on September 5, 2019 (the “Effective Time”), Apollo Global Management, LLC ( “AGM LLC”) converted from a Delaware limited liability company to a Delaware corporation named Apollo Global Management, Inc. (the “Corporation” and such conversion, the “Conversion”). At the Effective Time, (i) each Class A share of AGM LLC (“Class A Share”) outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of Class A common stock, $0.00001 par value per share, of the Corporation, (ii) each 6.375% Series A preferred share of AGM LLC (“Series A Preferred Share”) outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of 6.375% Series A preferred stock, par value $0.00001 per share and having a liquidation preference of $25.00 per share, of the Corporation and (iii) each 6.375% Series B preferred share of AGM LLC (“Series B Preferred Share”) outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of 6.375% Series B preferred stock, par value of $0.00001 per share and having a liquidation preference of $25.00 per share, of the Corporation. This Form 15 is being filed solely in connection with the deregistration under the Securities Exchange Act of 1934 of the applicable classes of securities of AGM LLC and does not affect the continued registration under the Securities Exchange Act of 1934 of the applicable classes of securities of the Corporation.

Approximate number of holders of record as of the certification or notice date:

Class A Shares: 0

Series A Preferred Shares: 0

Series B Preferred Shares: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Apollo Global Management, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	September 16, 2019	APOLLO GLOBAL MANAGEMENT, INC.

		By:	/s/ John J. Suydam
Name: John J. Suydam
Title: Chief Legal Officer

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